November 7, 2014

By EDGAR Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Attention: Jennifer Thompson

Re:	Lithia Motors, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 21, 2014 File No. 001-14733

Dear Ms. Thompson:

We are in receipt of your comment letter dated October 29, 2014, regarding Lithia Motors, Inc.’s Form 10-K filing. As discussed with Mr. Robert Babula, we are requesting an additional 13 business days to respond. As a result, we will submit our response letter by December 3, 2014.

Very truly yours,

Lithia Motors, Inc.

/s/ John F. North III

John F. North III

Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)

cc:           Bryan B. DeBoer, President and Chief Executive Officer

Chris S. Holzshu, Senior Vice President and Chief Financial Officer